[LETTERHEAD OF CLIFTON SAVINGS BANCORP, INC.]

November 2, 2011

VIA EDGAR AND U.S. MAIL

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC  20549
Attention: Christian Windsor, Senior Attorney

Re:	Clifton Savings Bancorp, Inc.
Registration Statement on Form S-1
File No. 333-171153

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned registrant (the “Registrant”) hereby applies to the U.S. Securities and Exchange Commission (the “Commission”) for an order granting the withdrawal of its Registration Statement on Form S-1 (SEC File No. 333-171153), together with all exhibits thereto (collectively, the “Registration Statement”).  The Registration Statement was originally filed with the Commission on December 14, 2010.

The Registrant has determined not to proceed with the transaction covered by the Registration Statement. No securities have been sold or will be sold pursuant to the Registration Statement.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

Please forward a copy of the order withdrawing the Registration Statement to the undersigned at Clifton Saving Bank, 1433 Van Houten Avenue, Clifton, New Jersey 07013, with a copy to the Registrant's counsel, Kilpatrick Townsend & Stockton LLP, 607 14th Street, NW, Suite 900, Washington, DC  20005, Attention: Lori M. Beresford, Esq.  If we can be of any further assistance or if you have any questions or require additional information, please do not hesitate to contact Ms. Beresford at 202.508.5800.

We thank you in advance for your time and consideration in connection with this matter and for the assistance and responsiveness of the staff of the Commission.

Very truly yours,
CLIFTON SAVINGS BANCORP, INC.

/s/ John A. Celentano
John A. Celentano Chairman and Chief Executive Officer

cc:           Erin Magnor, U.S. Securities and Exchange Commission